Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:

Net income	$ 296,789
Depreciation	418
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease (increase) in commission receivable	1,379,213
Decrease (increase) in tax benefit receivable	(4,205)
Decrease (increase) in other assets	8,876
Increase (decrease) in commissions payable	(2,119,608)
Increase (decrease) in accounts payable	154,654
Increase (decrease) in deferred tax liability	(227,213)
Increase (decrease) in accrued payroll and benefits	(1,988)
Total Adjustments	(810,271)
Net Cash Used In Operating Activities	(513,064)
Net Change in Cash and Cash Equivalents	(513,064)
Cash and Cash Equivalents - Beginning of Year	1,096,326
Cash and Cash Equivalents - End of Year	$ 583,262

See accompanying notes to financial statements